Exhibit 99.3

MACROCURE LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON DECEMBER 12, 2016
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Shai Lankry, David S. Glatt and Jonathan M. Nathan, and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Macrocure Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 11, 2016, at the Special General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company’s Israeli counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel 5250608, on December 19, 2016 at 3:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the Meeting. Any capitalized terms used in this Proxy that are not otherwise defined shall have the respective meanings assigned to them in the foregoing Proxy Statement.

The undersigned acknowledges that the Notice of Special General Meeting of Shareholders relating to the Meeting has been published in a press release and furnished in a Report of Foreign Private Issuer on Form 6-K to the Securities and Exchange Commission in accordance with the Company’s Articles of Association (as amended) and the Israeli Companies Law.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Proposals 2 or 3 listed on the reverse side, this Proxy will be voted “FOR” each such proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof. If no direction is made with respect to Proposals 1 or 4, this Proxy will not be voted on such proposal(s).

IMPORTANT NOTE: The vote under this Proxy will not be counted towards the majority required for the approval of Proposals 1 or 4 unless the undersigned either (i) fills in the box for Proposals 1 and 4/Items 1A and 4A, respectively, on the reverse side, thereby confirming that he, she or it is not Leap Therapeutics, Inc. (“Leap”), M-Co Merger Sub, Ltd. (“Merger Sub”) or shareholder thereof holding 25% or more of their capital stock / share capital or a person acting on their behalf (in the case of Proposal 1/Item 1A) and does not have a conflict of interest and is not a controlling shareholder of the Company (in the case of Proposal 4/Item 4A), or (ii) contacts the Company to vote on Proposals 1 or 4 via a separate proxy card which is designed for a shareholder who is Leap, Merger Sub or a shareholder thereof holding 25% or more of their capital stock / share capital or a person acting on their behalf (in the case of Proposal 1/Item 1A) or has a conflict of interest or is a controlling shareholder of the Company (in the case of Proposal 4/Item 4A).

Any and all proxies heretofore given by the undersigned are hereby revoked.

 (Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

MACROCURE LTD.

December 19, 2016

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MERGER UNDER PROPOSAL 1, AND “FOR” PROPOSALS 2, 3 AND 4.
PLEASE SEE THE INSTRUCTIONS BELOW REGARDING PROPOSALS 1 AND 4/ITEMS 1A AND 4A.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Important Instructions for Proposals 1 and 4/Items 1A and 4A:
PLEASE BE CERTAIN TO FILL IN THE BOX FOR PROPOSALS 1 AND 4/ITEMS 1A AND 4A OPPOSITE TO CONFIRM, IN THE CASE OF ITEM 1A, THAT YOU ARE NOT MERGER SUB, PARENT OR A SHAREHOLDER THEREOF HOLDING 25% OR MORE OF THEIR SHARE CAPITAL / CAPITAL STOCK OR A PERSON ACTING ON THEIR BEHALF, AND, IN THE CASE OF ITEM 4A, THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 4 AND ARE NOT A CONTROLLING SHAREHOLDER OF THE COMPANY.

Under the Companies Law, you cannot be counted towards the majority required for Proposals 1 or 4 unless you provide either (i) the foregoing respective important confirmations or (ii) a confirmation that you actually do fall into any of those respective categories, as described below.

If you are Merger Sub, Parent or a shareholder thereof holding 25% or more of their share capital / capital stock or a person acting on their behalf (in the case of Proposal 1), or if you are a controlling shareholder of the Company or have a conflict of interest in the approval of Proposal 4, you may vote on those specific proposals by contacting Shai Lankry at the Company at shai@macrocure.com or +972-54-565-6011,  who will provide you with a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to those Proposal(s) and should not fill in the box for Proposal 1 and/or 4/Item 1A and/or 4A (as appropriate)).

If you hold your shares via a broker or other nominee, please contact him, her or it, who should in turn contact the Company as described above.

		FOR	AGAINST	ABSTAIN
1.   Approval of the merger of Macrocure with Merger Sub, a wholly-owned subsidiary of Leap Therapeutics, Inc., including: (i) the merger transaction whereby Merger Sub will merge with and into Macrocure, with Macrocure surviving and becoming a wholly-owned subsidiary of Leap; (ii) the Merger Agreement; (iii) the Merger Consideration to be received by Macrocure’s shareholders in the Merger, consisting of a fraction of share of Leap Common Stock for each Ordinary Share held; (iv) conversion of each outstanding option and each outstanding warrant to purchase one Ordinary Share into an option or warrant to purchase a fraction of a share of Leap Common Stock, at an increased exercise price per share (subject to accelerated vesting in the case of each option); and (vi) all other transactions and arrangements contemplated by the Merger Agreement

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	1A. The undersigned confirms it is not Merger Sub, Leap or any person holding at least 25% of the means of control of either of them, or anyone acting on their behalf	☐
2. Approval of the Company’s purchase, subject to and effective upon consummation of the Merger, of a seven-year “tail” D&O liability insurance policy providing coverage at substantially the same level as under the Company’s existing D&O insurance policy

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3.  Approval of a grant of options to purchase 36,662 Ordinary Shares to each of Katherine Wolf and Yuval Yanai, at an exercise price equal to the closing market price on the Meeting date, subject to accelerated vesting upon effectiveness of the Merger (or an alternate M&A transaction)

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4.  Approval of certain compensatory matters for the Company’s CEO, consisting of: (i) an amendment of the exercise period of the CEO’s existing options post-termination of employment such that they do not expire upon consummation of the Merger (or an alternate M&A transaction); (ii) grant of options to purchase 150,000 Ordinary Shares to the CEO, at an exercise price equal to the closing market price on the Meeting date, subject to accelerated vesting upon effectiveness of the Merger (or an alternate M&A transaction); (iii) payment of a $300,000 bonus to the CEO, subject to the Company’s implied value being at a certain level in the Merger (or alternate M&A transaction), unless waived by the Company’s Chairman; and (iv) a one-time “make whole” payment to the CEO of $10,000 per month from December 2015 through the month of the Merger (or an alternate M&A transaction)

		☐	☐	☐
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4A. The undersigned confirms it does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) in the approval of Proposal 4 and is not a “controlling shareholder” of the Company under the Companies Law, as described in the Proxy Statement
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To change the address on your account, please check the box above and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.